UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Booxby, Inc.

Legal status of issuer

   Form
   C-corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   November 17, 2014

Physical address of issuer
333 Caledonia Street, Sausalito, California 94965

Website of issuer
https://www.booxby.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Promissory Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 25, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$237,518	$3,763
Cash & Cash Equivalents	$230,092	$3,433
Accounts Receivable	$0	$0
Short-term Debt	$112,833	$100,686
Long-term Debt	$900,000	$300,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-384,803	$-140,691

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 3, 2020

Booxby, Inc.



Up to $1,070,000 of Convertible Promissory Notes

Booxby, Inc. ("Booxby", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Convertible Promissory Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 25, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by December 25, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 18, 2020 will be permitted to increase their subscription amount at any time on or before December 25, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 18, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 25, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.booxby.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/booxby

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Booxby, Inc. ("the Company") was founded on November 17, 2014 in the state of Delaware, as SkywriterRX, Inc. On November 7, 2017, the company changed its name from SkywriterRX, Inc. to Booxby, Inc.

The Company's headquarters are located at 333 Caledonia Street, Sausalito, California 94965.

The Company's website is https://www.booxby.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/booxby and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Convertible Promissory Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	December 25, 2020
Use of proceeds	See the description of the use of proceeds on page 12 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13, 14 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive text analytics and publishing space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may not be able to obtain further issued intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for < 1 month(s), they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has limited cash balances as of October 26, 2020, equating to < 1 month(s) of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $384,803, an operating cash flow loss of $373,340 and an accumulated deficit of $1,116,563 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has an outstanding PPP loan. The company owes Silicon Valley Bank in the amount of $37,032 for a Small Business Association Paycheck Protection Program loan. This loan has been granted in April 2020 and accrues at 1% interest and matures in April 2022.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding SAFEs. During 2017, the company entered into Simple Agreements for Future Equity ("SAFE") with 8 investors for an aggregate purchase amount of $ 235,000, with a discount rate of 80%. The agreements will provide the right of the Investor to the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. During 2018, the company entered into Simple Agreements for Future Equity ("SAFE") with 4 investors for an aggregate purchase amount of $ 65,000 with a discount rate of 80%. The agreements will provide the right of the Investor to the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at his, her or its option, either (i) receive a cash payment equal to the Purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Equity Financing or automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to receive a cash payment equal to the Purchase Amount or Dissolution event. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. As of December 31, 2019, and December 31, 2018, SAFE have outstanding balance of $ 300,000 and 300,000, respectively and the complete amount was classified as non-current liability. None of the SAFEs have been converted to Equity.

The Company has outstanding convertible debt. On March 12, 2019, the company entered into Convertible Promissory Notes with ICG Ventures LLC for an amount of $ 250,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On April 3, 2019, the company entered into Convertible Promissory Notes with Sandusky Acquisition Corporation for an amount of $ 100,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On October 29, 2019, the company entered into Convertible Promissory Notes with Nion McEvoy for an amount of $ 100,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On December 5, 2019, the company entered into Convertible Promissory Notes with ICG Ventures for an amount of $ 125,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On December 9, 2019, the company entered into Convertible Promissory Notes with Shanda Bahles for an amount of $ 25,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. All five Convertible Promissory Notes have the same maturity and conversion terms. Unless converted or repaid, all outstanding Principal and any accrued but unpaid Interest under these Notes (the "Conversion Amount") shall be due and payable upon demand of the Holder any time on or after August 29, 2020 (such date, the "Maturity Date"). In the event that neither a Qualified Financing nor a Change of Control has been consummated on or before the Maturity Date, the Conversion Amount shall, upon demand of the Majority of Interest, be converted as of the Maturity Date into shares of a newly-issued series of preferred stock (the "Series Seed Preferred Stock") at a price per share equal to the Valuation Cap ($ 4,000,000) divided by the Fully Diluted Capitalization immediately prior to the Qualified Financing or (y) eighty percent (80%) of the Qualified Financing Price Per Share (the price per share paid for each share of Preferred Stock purchased by the investors in the Qualified Financing) rounded down to the nearest whole share (the "Series Seed Price Per Share"). As of December 31, 2019, and December 31, 2018, outstanding balance of $ 600,000 and $0, respectively and complete amount was classified as non-current liabilities. None of the Promissory Notes have been converted to Equity.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Promissory Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Promissory Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Promissory Notes. Because the Convertible Promissory Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Promissory Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Promissory Notes may also adversely affect the price that you might be able to obtain for the Convertible Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Promissory Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Promissory Notes reach their maturity date, investors (by a decision of the Convertible Promissory Note holders holding a majority of the principal amount of the outstanding Convertible Promissory Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Promissory Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Promissory Note. The Convertible Promissory Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Promissory Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Booxby, Inc. is a Bay Area-based software company building artificial intelligence to aid the monetization and discovery of story content. Using AI and big data to find new markets for original content, Booxby is a SaaS platform built to help content creators succeed. Founded by author Holly Payne, Booxby has applied advances in natural language processing and machine learning to create a patented technology that optimizes marketing for books, stories, and eventually podcasts and video. The technology was built with a grant from the National Science Foundation for its innovative application to the story industry. Featured in Forbes, Booxby aims to augment human intelligence, using NLP and machine learning to understand and amplify the unique voices of content creators and help optimize their market opportunity.

Business Plan

Booxby is an AI platform targeting the $819B story industry. Using a patented application of natural language (NLP) processing and machine learning (ML), we analyze narrative content to help creators hone their marketing and reach the widest audience.

Problem:

Story content is growing exponentially, making discovery and monetization a pervasive issue across all media channels. In 2019 alone, 1.5M new books, 18M podcast episodes and 116,000 streaming video programs entered the market, exacerbating an already massive marketing challenge. This is a signal to noise issue on a massive scale.

How do creators tailor their marketing efforts to reach the largest audience hungry for their work? The publishing industry has been hit especially hard by this challenge. As an author led company, we know this pain personally. Guesswork can no longer solve what has become a big data problem.

Solution:

Booxby has worked to solve that problem by analyzing the actual text of each book in order to offer objective, pertinent business intelligence to hone marketing campaigns. We do this text analysis using proprietary NLP/ML developed with a grant from the National Science Foundation. Our platform answers three critical questions that drive marketing campaigns:

1. Who will love this content?
2. Why will they love this content?
3. How big is the market for this content?

In the future, we will move beyond books to apply our NLP/ML fingerprinting to podcasts and video content to generate multi-directional marketing opportunities across all three media channels—and plan to be a leader in advancing artificial intelligence to reinforce the power of story. Stories connect us, and Booxby exists to identify the relationships between this powerful content so that creators can succeed in reaching their full market potential.

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product	40%	40%	35%
General & Administrative	25%	25%	20%
Sales & Marketing	27%	27%	37%
Services & Software	8%	8%	8%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Holly Payne	Founder & Chief Executive Officer	Responsible for leading Booxby's strategy, business development and overall leadership
Josh Conviser	Chief Operating Officer	Responsible for leading Booxby's daily operations
Mark Bregman	Board Member	Independent board member and venture capitalist

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,391,000	YES	N/A	N/A	**100%**	N/A
Series Seed Preferred Stock	851,813	N/A	N/A	N/A	N/A	N/A
Convertible Notes	$600,000	N/A	N/A	N/A	N/A	N/A
SAFEs	$300,000	N/A	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

During 2017, the company entered into Simple Agreements for Future Equity ("SAFE") with 8 investors for an aggregate purchase amount of $ 235,000, with a discount rate of 80%. The agreements will provide the right of the Investor to the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

During 2018, the company entered into Simple Agreements for Future Equity ("SAFE") with 4 investors for an aggregate purchase amount of $ 65,000 with a discount rate of 80%. The agreements will provide the right of the Investor to the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at his, her or its option, either (i) receive a cash payment equal to the Purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Equity Financing or automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to receive a cash payment equal to the Purchase Amount or Dissolution event. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

As of December 31, 2019, and December 31, 2018, SAFE had outstanding balance of $300,000 and $300,000, respectively and the complete amount was classified as non-current liability. None of the SAFEs have been converted to Equity.

On March 12, 2019, the company entered into Convertible Promissory Notes with ICG Ventures LLC for an amount of $250,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On April 3, 2019, the company entered into Convertible Promissory Notes with Sandusky Acquisition Corporation for an amount of $100,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On October 29, 2019, the company entered into Convertible Promissory Notes with Nion McEvoy for an amount of $100,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On December 5, 2019, the company entered into Convertible Promissory Notes with ICG Ventures for an amount of $125,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On December 9, 2019, the company entered into Convertible Promissory Notes with Shanda Bahles for an amount of $25,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

All five Convertible Promissory Notes have the same maturity and conversion terms. Unless converted or repaid, all outstanding Principal and any accrued but unpaid Interest under these Notes (the "Conversion Amount") shall be due and payable upon demand of the Holder any time on or after December 31, 2021 (such date, the "Maturity Date"). In the event that neither a Qualified Financing nor a Change of Control has been consummated on or before the Maturity Date, the Conversion Amount shall, upon demand of the Majority of Interest, be converted as of the Maturity Date into shares of a newly-issued series of preferred stock (the "Series Seed Preferred Stock") at a price per share equal to the Valuation Cap ($4,000,000) divided by the Fully Diluted Capitalization immediately prior to the Qualified Financing or (y) eighty percent (80%)of the Qualified Financing Price Per Share (the price per share paid for each share of Preferred Stock purchased by the investors in the Qualified Financing) rounded down to the nearest whole share (the "Series Seed Price Per Share").

Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liabilities. As of December 31, 2019, and December 31, 2018, outstanding balance of $600,000 and $0, respectively and complete amount was classified as non-current liabilities. None of the Promissory Notes have been converted to Equity.

Ownership
A majority of the Company is owned by one individual. That individual is Holly Payne.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Holly Payne	6,000,000 Common	76.89%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Booxby, Inc. ("the Company") was founded on November 17, 2014 in the state of Delaware, as SkywriterRX, Inc. On November 7, 2017, the company changed its name from SkywriterRX, Inc. to Booxby, Inc. The Company's headquarters are located in Sausalito, California.

Booxby is a Bay Area-based software company building artificial intelligence to aid the monetization and discovery of story content. Using AI and big data to find new markets for original content, Booxby is a SaaS platform built to help content creators succeed. Founded by author Holly Payne, Booxby has applied advances in natural language processing and machine learning to create a patented technology that optimizes marketing for books, stories, and eventually podcasts and video. The technology was built with a grant from the National Science Foundation for its innovative application to the story industry. Featured in Forbes, Booxby aims to augment human intelligence, using NLP and machine learning to understand and amplify the unique voices of content creators and help optimize their market opportunity.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a

beneficial effect on our liquidity, as we have approximately $9,000 as of October 26, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2019	Reg D 506(b)	Convertible Note	$600,000	Funding continuing operations
Pre-Seed	2018	Reg D 506(b)	SAFE Note	$300,000	Funding continuing operations
Pre-Seed	2015	Reg D 506(b)	Convertible Note	$230,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Promissory Notes.

The Convertible Promissory Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Promissory Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Promissory Notes plus accrued unpaid interest, or the amount of stock the Convertible Promissory Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Promissory Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Convertible Promissory Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Promissory Notes in the Regulation D offering convert under similar terms to the Convertible Promissory Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Promissory Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Convertible Promissory Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of

the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Holly Payne
_____
(Signature)

Holly Payne
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Holly Payne
_____
(Signature)

Holly Payne
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

November 3, 2020
_____
(Date)

/s/Mark Bregman
_____
(Signature)

Mark Bregman
_____
(Name)

Board Member
_____
(Title)

November 3, 2020
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

BOOXBY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Booxby, Inc.
Sausalito, California

We have reviewed the accompanying financial statements of Booxby, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 2, 2020
Los Angeles, California

Booxby, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	230,092	$	3,433
Prepaids and other current assets		7,425		330
Total current assets		**237,518**		**3,763**
Total assets	$	**237,518**	$	**3,763**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	91,263	$	67,875
Credit Card		-		660
Other current liabilities		21,571		32,151
Total current liabilities		**112,833**		**100,686**
Convertible Promissory Notes		600,000		-
SAFE NOTES		300,000		300,000
Total liabilities		**1,012,833**		**400,686**
STOCKHOLDERS EQUITY				
Common Stock		63		64
Series Seed Preferred Stocks		85		85
Additional Paid In Capital (APIC)		341,099		334,688
Retained earnings/(Accumulated Deficit)		(1,116,563)		(731,760)
Total stockholders' equity		**(775,316)**		**(396,923)**
Total liabilities and stockholders' equity	$	**237,518**	$	**3,763**

See accompanying notes to financial statements.

Booxby, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	364,676	135,360
Sales and marketing	2,421	5,345
Total operating expenses	367,097	140,705
Operating income/(loss)	(367,097)	(140,705)
Interest expense	17,721	-
Other Loss/(Income)	(15)	(14)
Income/(Loss) before provision for income taxes	(384,803)	(140,691)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (384,803)	$ (140,691)

See accompanying notes to financial statements.

Booxby, Inc.
STATEMENTS OF **C**HANGES IN **S**TOCKHOLDERS' **E**QUITY
 (UNAUDITED**)**

(in , $US)	Common Stock		Serries Seed Preferred Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2017	6,344,065 $	63	851,813 $	85	$ 327,835	$ (591,069)	$ (263,086)
Sharebased Compensation	24,252	0			6,854		6,854
Net income/(loss)						(140,691)	(140,691)
Balance—December 31, 2018	6,368,317 $	64	851,813 $	85	$ 334,689	$ (731,760)	$ (396,923)
Sharebased Compensation	22,683	0			6,410		6,410
Net income/(loss)						(384,803)	(384,803)
Balance—December 31, 2019	6,391,000 $	64	851,813 $	85	$ 341,099	$ (1,116,563)	$ (775,315)

See accompanying notes to financial statements.

Booxby, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(384,803)	$	(140,691)
Sharebased compensation expense		6,410		6,854
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(7,095)		210
Accounts payable and accrued expenses		23,388		11,686
Credit Cards		(660)		(411)
Other current liabilities		(10,580)		12,059
Net cash provided/(used) by operating activities		**(373,340)**		**(110,294)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on SAFE		-		65,000
Borrowing on Convertible Promissory Notes		600,000		
Net cash provided/(used) by financing activities		**600,000**		**65,000**
Change in cash		226,660		(45,294)
Cash—beginning of year		3,433		48,726
Cash—end of year	$	**230,092**	$	**3,433**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest			$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Booxby, Inc. was founded on November 17, 2014 in the state of Delaware, as SkywriterRX, Inc. On November 7, 2017, the company changed name from SkywriterRX, Inc to Booxby, Inc. The financial statements of Booxby, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sausalito, California.

Booxby is a Bay Area-based software company building artificial intelligence to aid the monetization and discovery of story content. Using AI and big data to find new markets for original content, Booxby is a SaaS platform built to help content creators succeed. Founded by author Holly Payne, Booxby has applied advances in natural language processing and machine learning to create a patented technology that optimizes marketing for books, ,and eventually podcasts and video. The technology was built with a grant from the National Science Foundation for its innovative application to the story industry. Featured in Forbes, Booxby aims to augment human intelligence, using NLP and machine learning to understand and amplify the unique voices of content creators and help optimize their market opportunity.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

Booxby, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues primarily from the sale of its service when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 2, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Accrued expenses	297	28,598
Accrued interest expenses	21,274	3,553
Total Other Current Liabilities	**21,571**	**32,151**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares with par value of $0.00001. As of December 31, 2019, and December 31, 2018, 6,391,000 and 6,368,317 of common stock have been issued and outstanding respectively.

Booxby, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

SERIES SEED PREFERED STOCKS

The Company is authorized to issue 1,769,285 shares of Series Seed Preferred Stock with par value of $0.00001.

On August 24, 2016 the company's outstanding convertible promissory notes with four holders converted into Series Seed Preferred Stock. Each holder purchased shares of Series Seed Preferred Stock in exchange for conversion or cancellation of debt, notes or other securities. The purchase price of Preferred shares issued was $0.28260 per share and the total number of Preferred shares issued to the holders was 851,813, resulting in an indebtedness cancelation aggregate amount of $240,722.

As of December 31, 2019, and December 31, 2018, 851,813 shares of Preferred Stock have been issued and outstanding.

5. DEBT

SAFE NOTES

During 2017, the company entered into Simple Agreements for Future Equity ("SAFE") with 8 investors for an aggregate purchase amount of $ 235,000, with discount rate of 80%. The agreements will provide the right of the Investor to number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

During 2018, the company entered into Simple Agreements for Future Equity ("SAFE") with 4 investors for an aggregate purchase amount of $ 65,000 with discount rate of 80%. The agreements will provide the right of the Investor to number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at his, her or its option, either (i) receive a cash payment equal to the Purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Equity Financing or automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to receive a cash payment equal to the Purchase Amount or Dissolution event. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

As of December 31, 2019, and December 31, 2018, SAFE have outstanding balance of $ 300,000 and 300,000, respectively and compete amount was classified as non-current liability. None of the SAFEs have been converted to Equity.

Convertible Promissory Notes

On March 12, 2019, the company entered into Convertible Promissory Notes with ICG Ventures LLC for an amount of $ 250,000. The Notes bears interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On April 3, 2019, the company entered into Convertible Promissory Notes with Sandusky Acquisition Corporation for an amount of $ 100,000. The Notes bears interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On October 29, 2019, the company entered into Convertible Promissory Notes with Nion McEvoy for an amount of $ 100,000. The Notes bears interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On December 5, 2019, the company entered into Convertible Promissory Notes with ICG Ventures for an amount of $ 125,000. The Notes bears interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

On December 9, 2019, the company entered into Convertible Promissory Notes with Shanda Bahles for an amount of $ 25,000. The Notes bears interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

All five Convertible Promissory Notes have the same maturity and conversion terms. Unless converted or repaid, all outstanding Principal and any accrued but unpaid Interest under these Notes (the "Conversion Amount") shall be due and payable upon demand of the Holder any time on or after August 29, 2020 (such date, the "Maturity Date"). In the event that neither a Qualified Financing nor a Change of Control has been consummated on or before the Maturity Date, the Conversion Amount shall, upon demand of the Majority of Interest, be converted as of the Maturity Date into shares of a newly-issued series of preferred stock (the "Series Seed Preferred Stock") at a price per share equal to the Valuation Cap ($ 4,000,000) divided by the Fully Diluted Capitalization immediately prior to the Qualified Financing or (y) eighty percent (80%)of the Qualified Financing Price Per Share (the price per share paid for each share of Preferred Stock purchased by the investors in the Qualified Financing) rounded down to the nearest whole share (the "Series Seed Price Per Share").

Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liabilities. As of December 31, 2019, and December 31, 2018, outstanding balance of $ 600,000 and $0, respectively and compete amount was classified as non-current liabilities. None of the Promissory Note have been converted to Equity.

Booxby, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (112,715)	$ (39,790)
Valuation Allowance	112,715	39,790
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (277,157)	$ (164,443)
Valuation Allowance	277,157	164,443
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $928,811 . Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

Booxby, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

7.   SHAREBASED COMPENSATION

During the previous period, the Company entered into Restricted Stock Purchase Agreement with the employees and service providers. Provided purchaser continues to provide services to the company or any subsidiary or Parent of the company at all times from the Effective date until the full shares are vested. All unvested shares shall vest until the earliest occur: a) the date all of the Shares are Vested Shares b) the Termination date c) the date vesting otherwise terminates pursuant to this agreement of the plan.

The company reserved 400,000 shares of Its Common Stock pursuant to the plan, which provides for the grant, which provides for the grant of shares of stock, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

 The Common Stock were valued using fair value, equal to the fair value of the shares, amounted to $ 0.2826.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value
Outstanding at December 31, 2017	344,065	97,233
Granted		
Vested	24,252	6,854
Cancelled	-	
Outstanding at December 31, 2018	**368,317**	**104,086**
Granted		
Vested	22,683	6,410
Cancelled	-	
Outstanding at December 31, 2019	**391,000**	**110,497**

Restricted Stock Purchase Agreement expenses for the years ended December 31, 2019 and December 31, 2018 was $6,584 and $6,410, respectively.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 16, 2015, the Company entered into a month to month rental agreement with Christofer Houbrook for a business office located Caledonia Street in the city of Sausalito, California. The company agrees to pay $ 675 per month on the first day of each month, without security deposit. The contract is valid until October 6, 2025, and either party can terminate the contract by giving written notice of intention to terminate at least 30days prior to the date of termination.

Rent expense was in the amount of $ 8,100 and $ 8,100 as of December 31, 2019 and December 31, 2018 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 2, 2020 the date the financial statements were available to be issued.

On July 21, 2020 the company entered into several Convertible Promissory Notes with ICG Ventures LLC in the amount of $50,000. The Notes bears interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Unless converted or repaid, all outstanding Principal and any accrued but unpaid Interest under these Notes (the "Conversion Amount") shall be due and payable upon demand of the Holder any time on or after August 29, 2020 (such date, the "Maturity Date"). In the event that neither a Qualified Financing nor a Change of Control has been consummated on or before the Maturity Date, the Conversion Amount shall, upon demand of the Majority of Interest, be converted as of the Maturity Date into shares of a newly-issued series of preferred stock (the "Series Seed Preferred Stock") at a price per share equal to the Valuation Cap ($ 4,000,000) divided by the Fully Diluted Capitalization immediately prior to the Qualified Financing or (y) eighty percent (80%)of the Qualified Financing Price Per Share (the price per share paid for each share of Preferred Stock purchased by the investors in the Qualified Financing) rounded down to the nearest whole share (the "Series Seed Price Per Share").

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $384,803, an operating cash flow loss of $ 373,340 and an accumulated deficit of 1,116,563 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


Booxby

Booxby

AI-powered marketing platform for content creators

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$1,000	$4,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN BOOXBY

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Artificial Intelligence | Business Intelligence | Media | Sausalito

Website: www.booxby.com

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Booxby is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
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Company Highlights

- Booxby has commercial traction and a strategic investment from Ingram Content Group, one of the world's largest wholesale distributors of books.
- Booxby has two products in beta; and has run pilots for and processed data-sets from Hachette Book Group, Simon & Schuster, and ICG.
- USPTO issued Booxby a patent in Dec. 2019 for its book analysis and recommendation method technology.
- Forbes featured Booxby and its founder, Holly Payne, in August 2019.
- The National Science Foundation awarded Booxby a non-equity STTR grant.

Fundraise Highlights

- Total Round Size: US $1,250,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

The age of machine learning is offering a major opportunity to the story industry. Given the volume of original content entering the market, we believe Booxby is poised to become a leader by bringing artificial intelligence to help creators succeed.

Booxby is an AI platform targeting the $819B story industry. Using a patented application of natural language (NLP) processing and machine learning (ML), we analyze narrative content to help creators hone their marketing and reach the widest audience.

The Problem:

Story content is growing exponentially, making discovery and monetization a pervasive issue across all media channels. **In 2019 alone, *1.5M new books, 18M podcast episodes and 116,000 streaming video programs* existed in the market**, exacerbating an already massive marketing challenge. This is a signal to noise issue on a massive scale.

How do creators tailor their marketing efforts to reach the largest audience hungry for their work?

The publishing industry has been hit especially hard by this challenge. As an author led company, we know this pain personally. Guesswork can no longer solve what has become a big data problem.

The Solution:

Booxby has worked to solve that problem by analyzing the actual text of each book in order to offer objective, pertinent business intelligence to hone marketing campaigns. We do this text analysis using proprietary NLP/ML developed with a grant from the National Science Foundation.

Our platform answers three critical questions that drive marketing campaigns:

- **Who will love this content?**

- **Why will they love this content?**

- **How big is the market for this content?**

In the future, we will move beyond books to apply our NLP/ML fingerprinting to podcasts and video content to generate multi-directional marketing opportunities across all three media channels—and plan to be a leader in advancing artificial intelligence to reinforce the power of story.

Stories connect us, and Booxby exists to identify the relationships between this powerful content so that creators can succeed in reaching their full market potential.

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Passionate Builders, Problem Solvers + Grit, Guts & Heart.

Why me, Josh, Jonathan, Jacob, Kelley, and Les? We are a driven, talented, and passionate team with extensive backgrounds in technology, NLP, data science, entertainment, and publishing.

At every stage in this startup, we have utilized our insider knowledge and deep networks to inform engineering, pricing, product, marketing, data science, and cutting-edge computational linguistics.

We are also thrilled to welcome Jacob Bronstein to our team to lead marketing after his 7 years as the founding director of marketing for Apple books and podcasts.

Media Mentions



Forbes

THE HUFFINGTON POST

The Team

Founders and Officers



Holly Payne

CHIEF EXECUTIVE OFFICER

Holly Payne has over twenty years experience in the publishing industry. An internationally published author in 11 countries and 9 languages, Payne's debut novel, The Virgin's Knot (Dutton/Penguin) was named a Barnes & Noble Discover Great New Writers book. Her third novel, Kingdom of Simplicity, won a gold Benjamin Franklin Award, the highest award in independent publishing. Having founded her own press, Skywriter Books, she understands both traditional and independent publishing practices, and has been an adjunct professor teaching screenwriting and story development at California College of the Arts, Academy of Art University and Stanford. An All American Swimmer and competitive mountain biker, Holly holds a MFA degree from USC and BA in journalism from University of Richmond, where she graduated magna cum laude.



Josh Conviser

CHIEF OPERATING OFFICER

As a novelist, screenwriter, producer and financier, Josh Conviser understands both the best practices and pain points of the story industry. His novels are published by Random House, and he works as both a writer and producer in Hollywood. From creative development, to film finance and physical production, he is well versed in all aspects of the process. Highlights include Executive Consultant on HBO's series, Rome. Josh received his AB from Princeton University.



Les Chasen

CHIEF ARCHITECT

Les Chasen has over 20 years architecting, implementing and operating mission critical systems. This experience offers him a deep understanding of technology, leadership, crisis management, communication, resource allocation, and management. Les has built robust platforms for companies large and small, and is an expert on issues related to security, privacy and identity. Through his career, he developed a PKI based identity credential system for Valididy, a patient identity system based on NFC and RFID; an individually owned and controlled personal cloud (predecessor to Self-Sovereign Identity) system; and a DNS registry for hundreds of TLDS, holding 20+ million domain names.



Jacob Bronstein

DIRECTOR OF MARKETING

Jacob Bronstein is a seasoned media industry professional delivering creative, audience-centric innovation in Digital Media Strategy, Publishing, Audio Production, and Consumer Marketing. He has helped creators find audiences at some of the most successful companies in the world, including Apple and Random House. Jacob has three Grammy Awards for producing and directing audio programs with Barack Obama and Bill Clinton. His areas of experience include Go-to-Market Strategy, Business Development, Brand Marketing, Product Marketing, Podcast, Audiobook, and Music Production, Book Publishing, Digital Merchandising.



Jonathan Lansey

CHIEF DATA SCIENTIST

Jonathan Lansey is a data scientist and researcher with a background in artificial intelligence and a history of developing innovative approaches to quantifying text. He spoke at Google NYC on his technique for estimating Heaps law 1,000 times faster than existing methods while scanning over a million times more content. The research was published in the Journal of Quantitative Linguistics, and the framework developed has been used in the analysis of historical texts published in the journal of Victorian Studies. At Aptima Inc., Jonathan used text analysis and other methods to study teamwork, working with the U.S. Army Research Institute, Sandia National Laboratories, and the Office of Naval Research. Jonathan's industry experience includes deploying machine learning algorithms at scale at wearable tech startups, Quantus and Whoop. Jonathan has a B.S. in Applied Mathematics from the New Jersey Institute of Technology and a Masters in Computational Neuroscience from Boston University.



Kelley Lynch

CHIEF COMPUTATIONAL LINGUIST

Kelley Lynch is a computer Science Ph.D. Candidate studying NLP and multimedia information extraction at Brandeis. She was a developer for CLAMS platform, a toolkit of AI applications for Audio-Visual Archivists. She is passionate about enabling search and discovery for heterogeneous collections of assets and is an ardent lover of podcasts. She has presented her research at conferences around the world and was named a David Waltz Research Fellow at Brandeis in 2018.

Notable Advisors & Investors



Mark Bregman

Advisor, Board Member, Co-Founder, former CTO NetApp, CTO Neustar



Nick Rau

Advisor, Enterprise SaaS; former SVP Engineering - Nielsen, CTO & Co-Founder Vizu



Michela Abrams

Advisor, Media; former CEO Dwell Magazine



James Pustevjosky, PhD

Advisor, Chair of Computational Linguistics Dept., Brandeis University



Steven Hammersly

Advisor, Publishing Finance; Finance, CFO - MAHA Global, VP Business Development Pearson

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,250,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	6.0%
Note term:	12 months

Additional Terms

Closing conditions:	While Booxby has set an overall target minimum of US $300,000 for the round, Booxby must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Booxby's Form C.
Regulation CF cap:	While Booxby is offering up to US $1,250,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Product   ● General & Administrative   ● Sales & Marketing   ● Services & Software

● Product   ● General & Administrative   ● Sales & Marketing   ● Services & Software

Investor Perks

For all investors:

- A one-year subscription to Booxby Analytics Premium (worth $139) for one manuscript analysis

For investors who invest $25,000 or more:

- Annual private meeting/or call and strategy session with founder and executive team

For investors who invest $50,000 or more:

- Annual private meeting/or call and strategy session with founder and executive team

- Quarterly update call with members of Booxby's executive team

For investors who invest $100,000 or more:

- Invitation to Booxby's annual team retreat closing dinner in Sausalito, California

- Annual private meeting and strategy session with founder and executive team

- Quarterly update call with members of Booxby's executive team

For investors who invest $250,000 or more:

- Private bicycling tour through Marin County, California with Booxby's founding executive team and board

- Invitation to Booxby's annual team retreat closing dinner in Sausalito, California

- Annual private meeting and strategy session with founder and executive team

- Quarterly update call with members of Booxby's executive team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $230,000
Closed Date	Dec 31, 2015
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Pre-Seed

Round Size	US $305,000
Closed Date	Jun 29, 2018
Security Type	SAFE Note
Valuation Cap	US $4,000,000

Pre-Seed

Round Size	US $600,000
Closed Date	Dec 5, 2019
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Market Landscape

Market Opportunity

The amount of original narrative content is growing exponentially; $1.5M books, 18M podcasts and 116,000 streaming videos existed in the market in 2019. This creates acute marketing challenges across all three media channels. Connecting this new content to the right audience has never been harder, especially in publishing, where a fast growing customer segment has chosen to abandon traditional publishing and self-publish. Since 2008, self-publishing has grown 40% annually with more than a million books self-published last year.

Underserved Customer Segment

As an author-led company, we understand the pain points and designed a platform to optimize the market opportunity of new books, serving the self-publishing customers first. Platforms like CreateSpace (Amazon), Spark (Ingram), Smashwords and Lulu allow independent creators to turn their manuscripts into books, but none of these platforms offer tools like Booxby to help with their marketing campaigns. This gap in the market creates a huge opportunity for Booxby and our beta-testing with this segment validated the issue; 84% surveyed told us they needed Booxby and 100% would recommend it to a friend.

Competitive Advantage

With Ingram as our strategic investor, Booxby has unique access to this market. Ingram's indie platform, Spark, signs up thousands of paying customers per month and is a targeted channel partner for our second beta test. While our go-to-market strategy focuses on subscriptions from these self-publishers, mid-size and large publishers face similar challenges, and we will continue to engage them in paid pilots to reach our revenue goals. With the addition of podcast and streaming video datasets, we will apply our technology to map the relationships between all three media channels to create multi-directional marketing opportunities and future revenue streams.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive text analytics and publishing space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may not be able to obtain further issued intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company estimates that it has enough runway for < 1 month(s) and they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has limited cash balances as of October 26, 2020, equating to < 1 month(s) of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $384,803, an operating cash flow loss of $373,340 and an accumulated deficit of $1,116,563 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has an outstanding PPP loan. The company owes Silicon Valley Bank in the amount of $37,032 for a Small Business Association Paycheck Protection Program loan. This loan has been granted in April 2020 and accrues at 1% interest and matures in April 2022.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding SAFEs. During 2017, the company entered into Simple Agreements for Future Equity ("SAFE") with 8 investors for an aggregate purchase amount of $ 235,000, with a discount rate of 80%. The agreements will provide the right of the Investor to the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. During 2018, the company entered into Simple Agreements for Future Equity ("SAFE") with 4 investors for an aggregate purchase amount of $ 65,000 with a discount rate of 80%. The agreements will provide the right of the Investor to the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at his, her or its option, either (i) receive a cash payment equal to the Purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Equity Financing or automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to receive a cash payment equal to the Purchase Amount or Dissolution event. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. As of December 31, 2019, and December 31, 2018, SAFE have outstanding balance of $ 300,000 and 300,000, respectively and the complete amount was classified as non-current liability. None of the SAFEs have been converted to Equity.

The Company has outstanding convertible debt. On March 12, 2019, the company entered into Convertible Promissory Notes with ICG Ventures LLC for an amount of $ 250,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On April 3, 2019, the company entered into Convertible Promissory Notes with Sandusky Acquisition Corporation for an amount of $ 100,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On October 29, 2019, the company entered into Convertible Promissory Notes with Nion McEvoy for an amount of $ 100,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On December 5, 2019, the company entered into Convertible Promissory Notes with ICG Ventures for an amount of $ 125,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. On December 9, 2019, the company entered into Convertible Promissory Notes with Shanda Bahles for an amount of $ 25,000. The Notes bear interest of 6% per annum, and interest accrual shall commence on the date hereof and shall continue on the outstanding Principal until paid in full or converted in accordance with this Note. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability. All Convertible Promissory Notes have the same maturity and conversion terms. Unless converted or repaid, all outstanding Principal and any accrued but unpaid Interest under these Notes (the "Conversion Amount") shall be due and payable upon demand of the Holder any time on or after August 29, 2020 (such date, the "Maturity Date"). In the event that neither a Qualified Financing nor a Change of Control has been consummated on or before the Maturity Date, the Conversion Amount shall, upon demand of the Majority of Interest, be converted as of the Maturity Date into shares of a newly-issued series of preferred stock (the "Series Seed Preferred Stock") at a price per share equal to the Valuation Cap ($ 4,000,000) divided by the Fully Diluted Capitalization immediately prior to the Qualified Financing or (y) eighty percent (80%) of the Qualified Financing Price Per Share (the price per share paid for each share of Preferred Stock purchased by the investors in the Qualified Financing) rounded down to the nearest whole share (the "Series Seed Price Per Share"). As of December 31, 2019, and December 31, 2018, outstanding balance of $ 600,000 and $0, respectively and complete amount was classified as non-current liabilities. None of the

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ☐ Financials (2 files)	Oct 9, 2020	Folder
⟩ ☐ Fundraising Round (1 file)	Oct 9, 2020	Folder
⟩ ☐ Investor Agreements (1 file)	Oct 9, 2020	Folder
⟩ ☐ Miscellaneous (4 files)	Oct 9, 2020	Folder

Join the Conversation

Be the first to post a comment or question about Booxby.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Booxby

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Booxby. Once Booxby accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Booxby in exchange for your securities. At that point, you will be a proud owner in Booxby.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Booxby has set a minimum investment amount of US $1,000. Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all!
But more importantly, companies which have raised money via
Regulation CF must file information with the SEC and post it on their
websites on an annual basis. Receiving regular company updates is
important to keep shareholders educated and informed about the
progress of the company and their investment. This annual report
includes information similar to a company's initial Reg CF filing and key
information that a company will want to share with its investors to foster
a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting
requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more
   than 300 shareholders of record

3. The company has filed at least three annual reports, and has no
   more than $10 million in assets

4. The company or another party purchases or repurchases all the
   securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing
reporting requirement per SEC rules, SeedInvest works with all
companies on its platform to ensure that investors are provided
quarterly updates. These quarterly reports will include information such
as: (i) quarterly net sales, (ii) quarterly change in cash and cash on
hand, (iii) material updates on the business, (iv) fundraising updates
(any plans for next round, current round status, etc.), and (v) any
notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now
Booxby does not plan to list these securities on a national exchange or
another secondary market. At some point Booxby may choose to do so,
but until then you should plan to hold your investment for a significant
period of time before a "liquidation event" occurs. A "liquidation event"
is when Booxby either lists their securities on an exchange, is acquired,
or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of
investments and obtain a summary statement. If invested under
Regulation CF you may also receive periodic updates from the company
about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Booxby's fundraising profile page, where you can find information
that may be helpful for you to make an investment decision in their
company. The information on this page includes the company overview,
team bios, and the risks and disclosures related to this investment
opportunity. If the company runs a side by side offering that includes an
offering under Regulation CF, you may also find a copy of the Booxby's
Form C. The Form C includes important details about Booxby's fundraise
that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your
investment at any time up to 48 hours before a closing occurs or an
earlier date set by the company. You will be sent a reminder notification
approximately five days before the closing or set date giving you an
opportunity to cancel your investment if you had not already done so.
Once a closing occurs, and if you have not canceled your investment,
you will receive an email notifying you that your securities have been
issued. If you have already funded your investment, your funds will be
promptly refunded to you upon cancellation. To cancel your investment,
you may go to your account's portfolio page by clicking your profile icon
in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your
investment at any time, for any reason until a closing occurs. You will
receive an email when the closing occurs and your securities have been
issued. If you have already funded your investment and your funds are in
escrow, your funds will be promptly refunded to you upon cancellation.
To cancel your investment, please go to your account's portfolio page by
clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Booxby

AI CLOUD-PLATFORM TO AID DISCOVERY
AND MONETIZATION OF ORIGINAL CONTENT





This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We built an AI-powered cloud platform to serve the $819B story industry where original content is growing exponentially.

Booxby analyzes narrative content to help creators hone their marketing and target consumers hungry for their work.

Booxby

Booxby's AI-driven analysis answers three critical questions to help our customers hone their marketing campaigns:

1. Who will love the content?
2. Why will they love the content?
3. How big is the market for this content?

Booxby

THE PROBLEM: DISCOVERY and MONETIZATION

Rapid growth of original content causes a signal to noise issue and massive marketing challenges for creators.



1.5M+
TRADE BOOKS



116K
STREAMING VIDEOS



18M
PODCAST EPISODES

CREATED LAST YEAR ALONE!

How do creators effectively market all this content so consumers know what to read, listen to or watch next?

Source: Publishers Weekly

Booxby

CREATORS: one who creates original content,
i.e. the creator themselves, the publisher or the producer



PHASE 1



PHASE 2



PHASE 3

Authors, Publishers, Podcasters, Video Producers

Booxby

Booxby

With so much content, human guesswork can no longer solve what has become a big data problem.

Especially in publishing.

"The publishing world is full of lore about what sells and what gets read, but precious little of the lore is informed by data and analysis."

Thomas Davenport, author of Only Humans Need Apply: Winners and Loser in the Age of Smart Machines

BOOXBY SOLUTION: ARTIFICIAL INTELLIGENCE

Booxby uses proprietary natural language processing and machine learning to hone marketing and predict sales.



We trained models to perform deep analysis on books to surface valuable data for our customers to optimize the acquisition, marketing and discovery of this content.

The National Science Foundation recognized our innovative solution to book discovery and awarded us a grant to build our first models.



Booxby's patented technology fingerprints the text of books to understand writing style similarity and predict reader experience.

Booxby

COMPETITIVE ADVANTAGE

We are author-led, trusted and have spent four years acquiring and analyzing significant, market-relevant datasets from our pilot partners.

PILOTS & PARTNERS



INGRAM CONTENT GROUP

ONE OF THE LARGEST WHOLESALE BOOK DISTRIBUTORS IN THE WORLD



SIMON & SCHUSTER
A VIACOM COMPANY

ONE OF THE "BIG FIVE" PUBLISHERS

hachette BOOK GROUP

ONE OF THE TOP PUBLISHERS IN THE WORLD

Booxby



PRODUCT: BOOXBY ANALYTICS

With our propriety tech and significant corpus, we built Booxby Analytics for manuscript analysis.

1. Users upload a manuscript (full-length book)
2. Booxby brain analyzes manuscript
3. User receives three critical outputs

Beta Group 1 completed in April

84% told us they need Booxby
100% said they'd recommend it

* Survey results based on internal company research and surveys from Beta Group 1 customers after the beta was completed in April 2020



ANALYTICS OUTPUTS: COMPS

Add a genre filter ⊕

The comps for your book match these genres

Romance (88) | Fantasy (22) | General (14) | Historical (11) | Christian (10) | Literary (9)
Thrillers (7) | Mystery & Detective (7) | Women (7) | Erotica (6) | Sagas (4) | Science Fiction (3)
Religious (2) | Crime (2) | Short Stories (single author) (2) | Coming of Age (1)
Fairy Tales, Folk Tales, Legends & Mythology" (1) | African American (1) | War & Military (1)
Cultural Heritage (1) | Horror (1)



General

⊗ Clear

WALK
in C-minor
PEGGY MOHAN

Walk in C-minor
Peggy Mohan
FICTION / General



The Toss of a Lemon
PADMA VISWANATHAN



The Toss of a Lemon
Padma Viswanathan
FICTION / General

NEST of VIPERS
LUKE DEVENISH

Empress Of Rome 2: Nest Of Vipers
Luke Devenish
FICTION / General



broken melodies
Gajra Kottary

Broken Melodies
Gajra Kottary
FICTION / General

RAFFAELLA BARKER
Green Grass

Green Grass
Raffaella Barker
FICTION / General

Comparable Titles

Answers: Who will like the content?

1. <u>Presents most critical data points to position a book</u>
2. Identifies similar works based on writing style
3. Identifies new markets beyond single genre
4. AI-generated results save time on market research

ANALYTICS OUTPUTS: MOOD TAGS

Mood Tags (Your Reader's Experience)

Show all your mood tags ⌄

#1	deep
#2	complex
#3	engaging
#4	compelling
#5	fascinating

Best Sellers with your Mood Tags

Show all your books ⌄



deep

The Bridges of Madison County

Robert James Waller

NA



complex

The Player of Games (A Culture Novel Book 2)

Iain M. Banks

NA



engaging

Last Words -- Free Preview -- The First 9 Chapters

Michael Koryta

FICTION / Thrillers /



compelling

A Change in Altitude

Anita Shreve

NA



fascinating

The Rook: A Novel (The Rook Files)

Daniel O'Malley

NA

Mood Tags

Answers: Why will they like the content?

1. Predicts general reader response

2. Provides 'micro-review' keywords for SEO

3. Informs cover design

4. Informs marketing copy

Booxby

ANALYTICS OUTPUTS: MARKET OPPORTUNITY



Traditional

Estimated Lifetime Sales Range

5,000-10,000
copies

Books in this sales range

SIMON MORDEN
THE CURVE OF THE EARTH
RED SKY IN MORNING
PAUL LYNCH
SHUTTER MAN
RICHARD MONTANARI

The Curve of The | Red Sky in Morning | Shutter Man

Independent

Estimated Lifetime Sales Range

500-1,000
copies

Market Opportunity

Answers: What is the market-size for this content?

1. Informs realistic life-time sales goals

2. Represents both traditional and independent sales

3. Hones print-run numbers (80% of books are print)

Booxby





PRODUCT 2: BOOXBY SEARCH

Booxby Search BETA
All the Light We Cannot See
Anthony Doerr
FICTION / General
We think you might like these books based on writing style:
Why? 84% of readers told us writing style was the critical factor in choosing their next book.
Our recommendations are different.
We don't rely on genre or buying trends. Booxby "reads" your book to understand its writing style then finds other books with similar styles that may or may not fall within the same genre.
ALL THE LIGHT WE CANNOT SEE
ANTHONY DOERR
Top Stylistic Recommendations
#1
#2
#3
#4
#5
JANE LANGTON
The Last Maasai Warrior
The Blood of Lorraine





Booxby Search

Free public book recommendation tool

Answers: Who's reading what and why?

1. Closes the loop on book discovery

2. Functions as beta test for demographic data

3. Offers real-time marketing insights for Booxby Analytics enterprise customers



BUSINESS MODEL: ANNUAL SUBSCRIPTION

Booxby is a B2B SaaS company with first revenues coming from Phase I customers:

INDIE PUBLISHERS

SELF-PUBLISHED AUTHORS

$59 basic
$139 premium
$399 pro

TRADITIONAL PUBLISHERS

MID-SIZE

$45,000
<700 manuscripts

LARGE

$180,000
unlimited

Booxby



SELF-PUBLISHING: 40% annual growth

FAST-GROWING TARGETED CUSTOMER SEGMENT!

ISBNs purchased by indie authors

1M+
850K
663K
427K
200K
98K

2008 & 2009
2010 & 2011
2012 & 2013
2014 & 2015
2016 & 2017
2018

Source: Bowker Annual Self-Publishing Report

Booxby

GO TO MARKET

We are serving indie authors first, an underserved market, growing 40% annually. We will continue to engage mid-size and large publishers in paid pilots to reach our revenue goals.

PHASE 1	PHASE 2	PHASE 3
SELF-PUBLISHED AUTHORS	**MID-SIZE PUBLISHERS**	**LARGE PUBLISHERS**
Total Annual Rev: $2B+ 1 million+ players	Total Annual Rev: $28B 7,500 players	Total Annual Rev: $52B 50 players
Q3-Q4 2020	Q4 2020	Q1-Q4 2021
Quickly test data Product definition	Optimize features Build revenue	Industry buy-In Breakeven revenue

* Total Annual Revenue refers to the total annual market size of each projected market segment





This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THE TEAM: PASSIONATE BUILDERS & PROBLEM SOLVERS + GRIT, GUTS, HEART



HOLLY PAYNE
CEO & FOUNDER

Award-winning author, Penguin
Founder, Skywriter Books
Professor: AAU, CCA, Stanford
All American Swimmer
MFA, USC



JOSH CONVISER
COO

Executive Consultant, HBO
Author, Random House;
Board of Directors at the
Bellosguardo Foundation
A.B. Princeton



LES CHASEN
CHIEF ARCHITECT

Specialist in enterprise architecture,
identity, privacy, security
CTO, ValidIDy
Principal, Provency
Director of Software, Neustar



JONATHAN LANSEY
LEAD DATA SCIENTIST

Data Science, WHOOP
Analytics, Quanttus
Founder, Loud Bicycle
Trustee, Awesome Foundation
M.S. Boston College



KELLEY LYNCH
COMPUTATIONAL LINGUIST

Brandeis University
Computational Linguistics
Language & Linguistics Lab
PhD candidate, Brandeis



JACOB BRONSTEIN
MARKETING & BUSINESS DEVELOPMENT

Founded and led marketing, Apple Books (iBooks),
Apple News, Apple Podcasts
Former Director, Digital Marketing &
New Product Development, Random House

We are thrilled to have Jacob lead our go to market strategy.

ADVISORS

MARK BREGMAN, PhD
CO-FOUNDER, BOARD

CTO and VP, NetApp
Senior VP and CTO, Neustar
Executive VP, Symantec
CEO, AirMedia
16 years R&D, IBM
PhD, Columbia, Harvard

JAMES PUSTEJOVSKY, PhD
COMPUTATIONAL LINGUISTICS

Brandeis University
Chair of Computational Linguistics
Chair Language and Linguistics
Director Language & Linguistics Lab
MIT, PhD Amherst

NICK RAU
ENTERPRISE SAAS

SVP Engineering, Nielsen
CTO & Co-Founder Vizu
(Vizu acquired by Nielsen)
VP Modem Media / Digitas
BS Illinois Urbana/Champaign
MS Berkeley

STEVEN HAMMERSLEY
FINANCE

CFO MAHA Global
VP Business Development
& VP Strategic Alliances, Pearson
CEO Utopia Technology Partners
Berkeley, The New School

MICHELA ABRAMS
MEDIA

Moca+SF
CEO Dwell Magazine
CEO Computer World
COO Softbank Forums
California PolytecCEOhnic Institute
Stanford Media Certification



Booxby

STRATEGIC INVESTORS



INGRAM CONTENT GROUP

LEADING GLOBAL BOOK DISTRIBUTOR



CHRONICLE BOOKS

ONE OF LARGEST PUBLISHERS ON WEST COAST



Sandusky Ventures

LEGACY MEDIA FUND



MARKET OPPORTUNITY

Booxby is targeting a $1 billion market opportunity in Phase I


TAM
$90B*
SAM
$5B
BOOKS, PODCASTS & VIDEOS
PHASE 1
TARGET
$1B

PHASE 1	PHASE 2	PHASE 3
BOOKS	AUDIO	VIDEO
Trade Publishers	Podcasters	Streaming Video
Indie Publishers	Podcast Platforms	Film Studios
Literary Agents		TV Networks

*11% marketing spend of $819B story industry

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Booxby

FUTURE

With the addition of podcast and streaming video datasets, we will apply our technology to map the relationships between all three media channels to create multi-directional marketing opportunities.



BOOKS
NOW

+

PODCASTS
2021

+

VIDEOS
2022

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Booxby

SUMMARY

ONE-LINER: AI cloud service driving value creation for original content

PROBLEM: Discovery and monetization are a major marketing challenge

SOLUTION: NLP analysis and ML analytics to optimize marketing and sales

TEAM: Author-led competitive advantage, data security, data science, computational linguistics

MILESTONES: Significant dataset, patent, two products in beta, 84% of users need Booxby Analytics

NETWORK: National Science Foundation grant, strategic investor, pilot partners, channel partner

MARKET OPPORTUNITY: $5B market opportunity with books, podcasts and streaming video

Booxby



THANK YOU

Holly Payne, CEO & Founder



EXHIBIT E
Video Transcript

Booxby Introduction
https://youtu.be/7KjzllCMJqg

Hi, I'm Holly Payne, the CEO and founder of Booxby, the AI platform helping content creators succeed. We analyze original written content to help creators hone their marketing campaigns and reach the widest audience. As a novelist with 20 years of experience in publishing, I found myself extremely frustrated with the marketing efforts of my publishers. When I began this journey, only 300,000 books were published each year. But with the advent of digital publishing, more than a million and a half new books enter the market each year. That creates a significant marketing challenge in publishing, and the same signal to noise issue is happening with podcasts and video content as well.

So how do creators effectively market their content so that consumers know what to read, listen to, or watch next? As both a traditionally published and independently published author, I wanted to know if there was a more efficient and intelligent way to answer the three most critical questions that guide any marketing campaign: (1) Who would love my content? (2) Why would they love it? (3) How big is the market?

With so much existing content, answering these questions becomes a big data problem - but one that AI is uniquely suited to solve. The National Science Foundation recognized this need and our innovative solution to apply natural-language processing and machine learning to the story industry, and awarded us a grant to build our first models with books—specifically novels, which represent the largest dataset of long-form narrative.

In the future, we will apply our patented technology to podcast and video content as well so that we can offer multi-directional marketing opportunities across all three media channels. Stories connect us and Booxby exists to identify the relationships between this powerful content, so that creators can succeed in reaching their full market potential.

Booxby Analytics - Product Demo
https://youtu.be/n1CT6_xBn9o

I'm Josh Conviser. I'm the COO at Booxby and I'm excited to run through Booxby Analytics today. Beyond Booxby, I'm a writer myself, I started out in Hollywood. I was the Executive Consultant on HBO's series, Rome. I'm also a novelist and my last two books were published by Random House.

So we developed Booxby Analytics to help creators reach their audience, and this is a tool suited both for the self-publishing world, as well as for traditional publishing. I'm using it right now to help me understand the market for a book that I'm working on. To get started, I uploaded a copy of my manuscript here. And then our technology analyzes my book to understand its writing style and compare that to the hundreds of thousands of books in our corpus. Why is Booxby focused on writing style? Well, it's because 84% of readers told us they wanted books that suited their taste and their mood. And they defined tastes as 'writing style.' When the results are ready, they show up here, and these results answer three critical questions in finding the market for my book. They tell me: Who's going to love it? Why will they love it? And how big is that market? In the past, getting to these answers has required a lot of guesswork. But Booxby offers an objective analysis of where my book fits into the publishing landscape.

So let's start with comps, or comparable titles. And comps is how the publishing industry understands the readership for any book - making them critical for positioning and marketing. The idea is the people reading these books are also going to like my own. Comps are used throughout publishing… So for agents to identify editors, for editors to decide what to buy, and of course for sales and marketing to position and launch a book. And that's no matter if it's traditionally published or self-published. Booxby compares my style to all of the books in our corpus to find the closest matches. So, this shows me the full potential readership across all genres. So, as you can see, my book comps onto multiple different genres - which is great because it expands my audience and means potentially more sales. You can see the top five comps here, we offer hundreds more, which can be shown here, and we also offer a genre filter, so you can drill into each genre, and see where your book fits within those categories. Beyond that, you can even click on these books, and see the comps there. This is a lot of data, but having so much is critical for creating ad campaigns - especially in self-publishing.

So we know who's going to love my book. Let's go into: Why are they going to love it? Mood tags goes into what experience my book will offer its audience. You can think of them as a mini-review for my book. They give me a sense of what my readers will think - before my book even hits the shelves. So, Mood Tags help authors and publishers quickly brand their books by its experience. They show me what to highlight when I'm putting together my marketing copy, my cover design, keywords for SEO, and so much more. So we know who will like my book and why they'll like it. Let's jump into how big that market is. This page gives me a sense of lifetime sales goals for my book. Of course, we all want a bestseller, and every book has that chance to hit that mark, but this offers achievable sales metrics, and helps me understand things like print run so I'm not wasting money on overprinting or warehousing costs. In the future, we'll be able to drill deeper into format options, as well as include suggestions on pricing and timelines. So, now I have an objective analysis of who will like my book and why, and how big the market is. With this kind of intelligence, I can start marketing my book and know that my efforts will be focused on the right readers and give me the greatest chance of success.